OLD MUTUAL/CLAYMORE LONG-SHORT FUND

2455 Corporate West Drive

Lisle, Illinois 60632

October 19, 2006

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sir/Madam:

Enclosed for filing on behalf of the Old Mutual/Claymore Long-Short Fund (the “Fund”), pursuant to Rule 17g-1(g)(1)(i)(a) and (b) under the Investment Company Act of 1940 (“1940 Act”) are the following:

(a) a copy of the fidelity bond issued by ICI Mutual Insurance Company naming the Fund as the insured; and

(b) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the registered management investment company approving the form and amount of the bond.

The premium for the bond has been paid for the period from August 27, 2006 to January 27, 2007.

Please contact the undersigned at (630) 577-2248 with any questions or comments.

Sincerely,

/s/ Matthew Patterson
Matthew Patterson
Secretary

enc.